

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Dean Manson
Chief Legal Officer
EchoStar CORP
100 Inverness Terrace East
Englewood, Colorado 80112

      Re: EchoStar CORP
            Registration Statement on Form S-4
            Filed October 3, 2023
            File No. 333-274837

Dear Dean Manson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Scott Crofton